Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

February 10, 2016

Results of Nokia’s reopened public exchange offer for Alcatel-Lucent securities: Nokia to hold approximately 91% of the share capital of Alcatel-Lucent

Results of Nokia’s reopened public exchange offer for Alcatel-Lucent securities: Nokia to hold approximately 91% of the share capital of Alcatel-Lucent

Paris, February 10, 2016 – The French stock market authority, the Autorité des Marchés Financiers (the “AMF”), today published the results of the reopened offer period of the public exchange offer initiated by Nokia (NYSE: NOK; Euronext Paris and NASDAQ OMX, Helsinki: NOKIA) for securities of Alcatel-Lucent (Euronext Paris and NYSE: ALU) in France and in the United States (the “Reopened Offer”).

426 695 572 Alcatel-Lucent ordinary shares, 52 286 499 American depositary shares (“ADSs”), 4 795 096 OCEANE 2018 convertible bonds, 19 971 720 OCEANE 2019 convertible bonds, and 56 644 832 OCEANE 2020 convertible bonds have been tendered into the Reopened Offer in France and/or in the U.S (Alcatel-Lucent shares, ADSs and OCEANE convertible bonds together the “Alcatel-Lucent Securities”). As a consequence, following settlement of the Reopened Offer which is expected to occur on February 12, 2016, Nokia will hold 91.25% of the share capital and at least 91.17% of the voting rights of Alcatel Lucent, 99.62% of the outstanding OCEANE 2018 convertible bonds, 37.18% of the outstanding OCEANE 2019 convertible bonds, and 68.17% of the outstanding OCEANE 2020 convertible bonds. This equates to Nokia holding 88.07% of the share capital on a fully diluted basis.

Nokia has stated that it will convert all of the OCEANE convertible bonds it will hold following settlement of the Reopened Offer on February 12, 2016. Consequently, less than 15% of the 2018 OCEANE convertible bonds will be outstanding and Nokia has indicated that it will cause Alcatel-Lucent to redeem at par value, plus accrued interest from the date the interest was last paid, to the date set for the early redemption all of the outstanding 2018 OCEANE convertible bonds, pursuant to the terms and conditions of such OCEANE convertible bonds. After the conversion of the OCEANE convertible bonds tendered into the Reopened Offer at the applicable improved conversion ratios, Nokia has indicated that it will hold 92.34% of the share capital and at least 92.26% of the voting rights of Alcatel-Lucent.

As previously announced, the Alcatel-Lucent ADS program will be terminated following the settlement of the Reopened Offer, on February 24, 2016, and Nokia has indicated its intention to cause Alcatel-Lucent to delist Alcatel-Lucent’s ADSs from the New York Stock Exchange (“NYSE”) and, subject to applicable law, deregister Alcatel-Lucent’s ADSs under U.S. securities laws.

Based on the results of the Reopened Offer, Nokia has stated that it will issue 320 701 193 new shares (“Shares”, each a “Share”) as consideration for the Alcatel-Lucent Securities tendered into the Reopened Offer. Nokia has indicated that the Shares will be issued in deviation from shareholders’ pre-emptive right to subscription based on a resolution by the Board of Directors on January 6, 2016 and an authorization by the Extraordinary General Meeting held on December 2, 2015.

Nokia has specified that the Shares will be paid by contribution in kind with Alcatel-Lucent Securities that have been tendered into the Reopened Offer. It has further indicated that the subscription price will be recorded in Nokia’s fund for invested non-restricted equity and that, consequently, its share capital will remain unchanged at EUR 245 896 461.96.

Nokia has stated that it expects to register the Shares with the Finnish Trade Register on February 12, 2016 and that after the registration the total number of Nokia’s shares will equal 5 769 443 837. The Shares will carry the right to dividends and all other shareholder rights as of the registration date. The trading in the Shares is expected to commence on Nasdaq Helsinki and Euronext Paris as of February 15, 2016 and the trading in the new Nokia ADSs representing the Shares to commence on the NYSE as of February 15, 2016. The delivery by Euronext Paris of the new Nokia Shares to the relevant financial intermediaries of Alcatel-Lucent security holders is expected on February 15, 2016 and the new Nokia ADSs are expected to be registered in the name of the former registered Alcatel-Lucent ADS holders on February 12, 2016.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel-Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel-Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel-Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the public exchange offer by Nokia to exchange all of the ordinary shares, ADSs and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus / Offer to Exchange, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Alcatel-Lucent with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French AMF or the response document (note en réponse) filed by Alcatel-Lucent with the AMF (including the letters of transmittal and related documents and in each case as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the Registration Statement, are available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) dated November 12, 2015 on which the AMF affixed visa no. 15-573 and Alcatel-Lucent’s response document (note en réponse) dated November 12, 2015 on which the AMF affixed visa no. 15-574, containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.